EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended June 30,
	2007	2006
Earnings per common share – basic:

Net income	$1,143	$802

Weighted average common shares outstanding – basic	2,505,371	2,505,825

Earnings per common share – basic	$0.46	$0.32

Earnings per common share – diluted:

Net income	$1,143	$802

Weighted average common shares outstanding – basic	2,505,371	2,505,825

Effect of dilutive securities – stock options and unvested restricted stock	75,794	79,554

Weighted average shares outstanding – diluted	2,581,165	2,585,379

Earnings per common share – diluted	$0.44	$0.31

E-1